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ARBE ROBOTICS LTD.

Your Internet vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card. Votes submitted electronically over the Internet must be received by 11:59 p.m., Eastern Time, on June 15, 2022.

INTERNET – www.cstproxyvote.com
Use the Internet to vote your proxy. Have your proxy card available when you access the above website. Follow the prompts to vote your shares.

Vote at the Meeting –
If you plan to attend the virtual online annual general meeting, you will need your 12 digit control number to vote electronically at the annual general meeting. To attend the annual general meeting, visit:
https://www.cstproxy.com/arberobotics/2022

MAIL and EMAIL – Mark, sign and date your proxy card and return it (i) in the postage-paid envelope provided or (ii) or email it to proxy@continentialstock.com.

PLEASE DO NOT RETURN THE PROXY CARD IF YOU ARE VOTING ELECTRONICALLY.

▯ FOLD HERE • DO NOT SEPARATE • INSERT IN ENVELOPE PROVIDED ▯

PROXY

ARBE ROBOTICS LTD.

PROXY FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON JUNE 16, 2022
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby constitutes and appoints ADV. Maya Bar-On, as the true and lawful attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote, on behalf of the undersigned, all the ordinary shares of Arbe Robotics Ltd. (the "**Company**") that the undersigned is/are entitled to vote at the close of business on May 17, 2022, at the Annual General Meeting of Shareholders (the "**Meeting**"), to be held virtually via audioconference at **https://www.cstproxy.com/arberobotics/2022**, on June 16, 2021 at 4:00 p.m. (Israel time), and at any and all adjournments or postponements thereof, on the following matters, which are more fully described in the Proxy Statement (the "**Proxy Statement**") relating to the Meeting.

The undersigned acknowledges receipt of the Proxy Statement relating to the Meeting.

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED. IF NO DIRECTION IS GIVEN WITH RESPECT TO ANY OF THE PROPOSALS FOR THE MEETING, THIS PROXY WILL BE VOTED "FOR" WITH RESPECT TO EACH OF THE PROPOSALS, AND IN SUCH MANNER AS THE HOLDER OF THE PROXY DETERMINES WITH RESPECT TO ANY OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING OR ALL AND ANY ADJOURNMENTS OR POSTPONEMENTS THEREOF.

ANY AND ALL PROXIES HERETOFORE GIVEN BY THE UNDERSIGNED ARE HEREBY REVOKED.

Continued and to be signed on reverse side

Important Notice Regarding the Internet Availability of Proxy Materials for the Annual General Meeting of Shareholders

To view the 2022 Proxy Statement, 2021 Annual Report and to Attend the Annual General Meeting, please go to:
https://www.cstproxy.com/arberobotics/2022

PROXY

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" EACH OF THE PROPOSALS LISTED BELOW:

Please mark your votes like this **X**

1. **ELECTION OF CLASS I DIRECTORS**

To elect each of Ehud Levy, Noam Arkind and Alexander Hitzinger, as Class 1 Directors, each for a term of approximately three years until the Company's annual general meeting of shareholders to be held in 2025 and until his successor is duly elected and qualified:

	FOR	AGAINST	ABSTAIN
1(a) Ehud Levy	☐	☐	☐
1(b) Noam Arkind	☐	☐	☐
1(c) Alexander Hitzinger	☐	☐	☐

2. **NON-EXECUTIVE DIRECTORS REMUNERATION**

	FOR	AGAINST	ABSTAIN
2(a) To approve the compensation terms of the Company's current and future Non-Executive Directors.	☐	☐	☐
2(b) To approve the compensation terms of the Company's industry expert director, Mr. Thilo Koslowski.	☐	☐	☐
2(c) To approve the compensation terms of the Company's industry expert director, Mr. Alexander Hitzinger.	☐	☐	☐

3. **EXECUTIVES COMPENSATION**

	FOR	AGAINST	ABSTAIN
3(a) To approve the employment and remuneration terms, including the monthly base salary, the equity-based award and the special cash bonus, of Mr. Kobi Marenko, the Company's Chief Executive Officer.	☐	☐	☐

	YES	NO
3(a)(1) Are you a Controlling Shareholder in the Company, or do you have a Personal Interest in the approval of Proposal No. 3(a)? *(Capitalized terms not defined herein shall have the meaning given to them in the Proxy Statement under the caption "Votes Required")*	☐	☐

If you do not state whether or not you are a Controlling Shareholder or do <u>not</u> confirm whether or not you have Personal Interest, your shares will not be voted on Proposal No. 3(a).

We are not aware of any Controlling Shareholder as of the Record Date of the Meeting, and we believe that only a few of our shareholders may have Personal Interest with regard to Proposal 3(a) and therefore we believe that (other than a few of our shareholders and their relatives), our shareholders should generally mark "NO" in item 3(a)(1) on this Proxy.

	FOR	AGAINST	ABSTAIN
3(b) To approve the employment and remuneration terms, including the monthly base salary, the equity-based award and the special cash bonus, of Dr. Noam Arkind, the Company's Chief Technology Officer.	☐	☐	☐

4. **APPOINTMENT OF INDEPENDENT AUDITORS:**

	FOR	AGAINST	ABSTAIN
To ratify and approve the appointment of Somekh Chaikin as independent auditors of the Company for the year ending December 31, 2022, and to ratify and approve that the Board of Directors is authorized to approve their compensation.	☐	☐	☐

The signer hereby revokes all previous proxies given by the signer to vote at the Annual General Meeting or any adjournments thereof.

For address changes and/or comments, please check this box and write them on the lines below. ☐

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PLEASE BE SURE TO RETURN THE ENTIRE PROXY ALONG WITH PROOF OF IDENTITY AS DESCRIBED IN THE COMPANY'S PROXY STATEMENT.

CONTROL NUMBER

Signature____________________ **Signature, if held jointly**____________________ **Date**__________ **2022.**

Please sign exactly as name appears hereon. When shares are held by joint owners, both should sign. When signing as attorney, executor, administrator, trustee, guardian, or corporate officer, please give title as such